Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO FRAMEWORK AGREEMENT

FRAMEWORK AGREEMENT

The Company announces that on 11 March 2016, the Company and its majority owned subsidiary SJ Cayman entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing with a term commencing on 1 January 2016 and ending on 31 December 2016 and subject to terms and conditions provided therein.

LISTING RULES IMPLICATIONS

As China IC Fund holds approximately 17.59% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately 25.0% equity interest in SJ Cayman through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As certain of the applicable percentage ratio(s) (other than the profits ratio) is more than 0.1% and less than 5%, the transactions contemplated under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and annual review requirements but exempt from the circular and the Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

FRAMEWORK AGREEMENT

The Company announces that on 11 March 2016, the Company and its majority owned subsidiary SJ Cayman entered into the Framework Agreement in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing with a term commencing on 1 January 2016 and ending on 31 December 2016 and subject to terms and conditions provided therein.

Summary of Principal Terms of the Framework Agreement

Execution date: 11 March 2016

Effective period and termination:
One year commencing on 1 January 2016 and ending on 31 December 2016. Two months before the expiry date of the Framework Agreement, the parties will negotiate whether to renew the Framework Agreement.

Parties:
(i) the Company on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong and SJ Jiangyin); and
(ii) SJ Cayman on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong and SJ Jiangyin.

Continuing Connected Transactions
Type of transaction

The Company and SJ Cayman agree to enter into one or more of the following types of transaction with each other including supply of goods and services, transfer of equipment and provision of technical authorisation or licensing:

1 Purchase and sale of spare parts and raw materials;
2 Rendering of or receiving services including, without limitation, (a) processing and testing service; (b) procurement service; (c) research, development and experiment support service; and (d) comprehensive administration, logistics, production management and IT service;
3 Transfer of equipment; and
4 Provision of technical authorisation or licensing by the Company to SJ Cayman.

Pricing of the Continuing Connected Transactions

The price of the Continuing Connected Transactions will be determined in accordance with the following general principles in ascending order:

(1) the price prescribed or approved by state or local price control department (if any);

(2) a reasonable price in accordance with the industry guided price for a particular type of service or product issued by the relevant industry association (if any);

(3) the comparable local market price, which shall be determined after arm’s length negotiation between both parties of the contract with reference to (a) the market price charged by independent third parties for comparable product or services at the same time and in the same region; and (b) the lowest quotation that the purchaser can obtain by way of public tender. The Company will obtain at least two quotations or tenders from independent third parties before agreeing upon the applicable price;

(4) where there is no comparable local market price, price based on the principle of cost plus a fair and reasonable profit rate, being the aggregate sum of (a) the actual reasonable cost; and (b) a fair and reasonable profit rate. The expected range of profit is from 5% to 10%, which is in line with the industry and not lower than the profit rate charged by the Company or SJ Cayman (as applicable) to independent third parties (to the extent available).

As to price prescribed by the state or local price control department, state-prescribed fees apply to water, electricity, gas and communication services involved in providing procurement service and comprehensive administration, logistics, production management and IT service, which are relevant to the cost of such services and are determined by prices published from time by time by the relevant PRC government authority. Under the Pricing Law of the PRC, the state may implement state-prescribed or guidance price for specific goods and services if necessary, such price will be promulgated in accordance with the requirements of relevant laws, regulations or administrative rules from time to time. If any state-prescribed price or guidance price becomes available to the Continuing Connected Transactions in the future, the parties will execute such price first in accordance with pricing principle (1) above.

Based on the above general principles and the actual circumstances when entering into the Framework Agreement, the parties further agree to the following specific pricing policies for the Continuing Connected Transactions. If any particular Continuing Connected Transactions are not covered by the following policies, or any of the following policies no longer applies, the parties will use the above general principles to determine the price for the relevant transaction.

Type of transaction Pricing policy

I. Purchase and sale of goods

1 Spare parts
The market purchase price of spare parts, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)

2 Raw materials
The market purchase price of raw materials, with the relevant transportation fees borne by the purchaser, with reference to market price (see general pricing principle (3) above)

II. Rendering of or receiving services

1. Processing and testing service
With reference to market price (see general pricing principle (3) above)

2. Procurement service
Cost plus a fair and reasonable profit rate in line with the industry (see general pricing principle (4) above), based on allocation of procurement department expenses according to working hours

3. Research, development and experiment support service
With reference to market price (see general pricing experiment support service principle (3) above)

4. Comprehensive administration, logistics, production management and IT service
Cost plus a fair and reasonable profit rate in line with logistics, production the industry (see general pricing principle (4) above), based on allocation of labour cost and relevant resources consumption according to the proportion of working hours or workload, with reference to market price provided by independent third parties

III. Transfer of equipment

1.	Transfer of equipment

With reference to market price (see general pricing principle (3) above)

IV. Provision of technical authorisation or licensing

1.	Provision of technical authorisation or licensing by the Company to SJ Cayman

With reference to market price (see general pricing principle (3) above)

Category III and Category IV transactions (i.e. transfer of assets and provision of technical authorisation or licensing) will be settled in accordance with the relevant agreement for each transaction. All other types of transactions will be settled regularly based on actual circumstances. The Company will monitor closely as an ongoing process to ensure the proposed annual caps are not exceeded.

Considering the clear general principles and the detailed pricing policies, the Directors (including the independent non-executive Directors) are of the view that the methods and procedures are sufficient to ensure that the Continuing Connected Transactions will be conducted on normal commercial terms or better and not prejudicial to the interests of the Company and its minority Shareholders.

Payment
The consideration of the Continuing Connected Transactions will be paid in accordance with the separate agreement for each specific transaction contemplated under the Framework Agreement.

Other Terms
The terms of the Framework Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

THE ANNUAL CAPS AND BASIS OF DETERMINATION

The proposed annual caps for the Continuing Connected Transactions for the year ending on 31 December 2016 are set out below:

Transactions	Maximum annual transaction value of the
Continuing Connected Transactions
Supply of goods and services, transfer of equipment and provision of technical authorisation or licensing by the Company	US$49 million (or its equivalent in other currencies)
Supply of goods and services and	US$49 million (or its equivalent in other currencies)

transfer of equipment by SJ
Cayman

The Company confirms that the historical transactions between the Company and SJ Cayman were incidental and immaterial in value, therefore in arriving at the proposed annual caps, the Company has considered reasonable factors such as the expected occurrences of Continuing Connected Transactions in light of current market conditions of the semiconductor industry and the technological capability of the Company as well as the Company’s historical revenues.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Company considers that the entry into the Framework Agreement and the Continuing Connected Transactions with SJ Cayman will bring the Company an effective and complete wafer turn-key solution.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Framework Agreement including the proposed annual caps are fair and reasonable, and the entering into of the Framework Agreement and the Continuing Connected Transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the Nomination Committee of the Company, holds the position of President in China IC Fund’s sole manager Sino IC Capital Co., Ltd. Mr. Ren Kai, who is a Class III non-executive Director and a member of the Strategic Advisory Committee of the Company, holds the position of Vice President in China IC Fund’s sole manager Sino IC Capital Co., Ltd and the position of legal representative in Xun Xin. Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant board resolution in respect of the Framework Agreement.

IMPLICATIONS OF THE CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 17.59% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hong kong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. China IC Fund holds approximately
25.0% equity interest in SJ Cayman through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

As certain of the applicable percentage ratio(s) (other than the profits ratio) is more than 0.1% and less than 5%, the transactions contemplated under the Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and annual review requirements but exempt from the circular and the Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

Information of the Company

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

Information of SJ Cayman, SJ Hong Kong and SJ Jiangyin

SJ Cayman wholly owns SJ Hong Kong, which in turn wholly owns SJ Jiangyin. SJ Jiangyin was founded in November 2014 in Jiangyin, Jiangsu province of the PRC. SJ Jiangyin will serve as the leading play Middle-End-Of-Line (MEOL) entity that focuses on advanced bumping production. Complementing nearby advanced back-end assembly infrastructure, SJ Jiangyin aims to be an important key to forming a local integrated circuit ecosystem, providing a convenient one-stop service to supply high quality and efficient chips for local and international customers, as well as help strengthen their global competitiveness.

DEFINITIONS

In this announcement the following words have the following meanings unless the context requires otherwise:

‘‘China IC Fund’’
(China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under the laws of the PRC;

‘‘Company’’
Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the main board of the Stock Exchange and the American depositary shares of which are listed on the New York Stock Exchange, Inc.;

‘‘Continuing Connected Transactions”
the transactions contemplated under the Framework Agreement;

‘‘Director(s)’’
the director(s) of the Company;

“Framework Agreement’’
the framework agreement entered into between the Company and SJ Cayman on 11 March 2016 in relation to supply of goods and services, transfer of equipment and provision of technical authorisation or licensing and subject to the terms and conditions provided therein;

‘‘Group’’
the Company and its subsidiaries;

‘‘Hong Kong’’
the Hong Kong Special Administrative Region of the PRC;

‘‘Listing Rules’’
the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘PRC’’
the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘Shareholder(s)’’
the holder(s) of the Share(s);

‘‘Shares’’
ordinary shares of par value US$0.0004 each in the capital of the Company listed on the Stock Exchange;

‘‘SJ Cayman’’
SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands;

‘‘SJ Hong Kong’’
SJ Semiconductor (HK) Limited, a company incorporated with limited liability in Hong Kong and a wholly-owned subsidiary of SJ Cayman;

‘‘SJ Jiangyin’’
(SJ Semiconductor (Jiangyin) Corporation*), a wholly foreign owned enterprise incorporated in the PRC and a wholly-owned subsidiary of SJ Hong Kong;

‘‘Stock Exchange’’
The Stock Exchange of Hong Kong Limited;

‘‘U.S.’’ or ‘‘United States’’
the United States of America;

‘‘US$’’
United States dollar, the lawful currency of the United States;

‘‘Xun Xin’’
Xun Xin (Shanghai) Investment Co. Ltd., a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China IC Fund; and

‘‘%’’ per cent.

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC
11 March 2016

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun
Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang